CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 27, 2014, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2013 and should be read in conjunction with the December 31, 2013 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, effect of commodity prices on the Corporation's financial results, condition and performance; effect of changes in the $US/$Canadian exchange rate, changes in Canadian crude oil differentials between WTI and Canadian realized pricing, and quality and transportation adjustments on Advantage’s realized prices; industry conditions, including effect of changes in commodity prices on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging strategy, including its anticipated effect on the volatility of Advantage's future cash flows and the funding of its capital expenditure program and on the volatility of Longview Oil Corp.'s (“Longview”) sales and stability of funds from operations; effect of commodity price risk management activities on the Corporation, including on cash flows, sales and credit risk; the Corporation's plans to mitigate credit risk; terms of the Corporation's and Longview's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices and foreign exchange rates as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; Advantage's estimated operating costs at Glacier for the first quarter of 2014; Advantage's expectations regarding decreased general and administrative expenses through 2014, including the estimated amount of such expenses, as a result of the termination of the TSA (as defined herein) with Longview; terms of the Corporation's and Longview's equity compensation plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; terms of the Corporation's and Longview's credit facilities, including timing of next review of the credit facilities; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; terms of the Corporation's convertible debentures; the ability of the Corporation to manage its capital structure, the Corporation's strategy for managing its capital structure, including the use of financial and operational forecasting processes, and the timing of reviews of capital structure and forecast information by management and the Board; future commitments and contractual obligations; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; Advantage's focus on development of the natural gas resource play at Glacier; the Corporation's expectations as to its ability to maintain and increase production, as applicable, from Glacier at the levels and for the periods disclosed herein; the focus of each of the Corporation's and Longview's capital drilling program; the Corporation's drilling plans at Glacier; the Corporation's beliefs regarding the potential for Middle Montney natural gas liquids on certain recently acquired assets located southeast of Glacier and the terms of the licenses for such assets; Longview's plans to advance their waterflood projects in Alberta; and anticipated changes in accounting standards. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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Consolidation of Longview Oil Corp.

At December 31, 2013, Advantage owned 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, the financial and operating results of Longview were consolidated 100% within Advantage and non-controlling interest was recognized which represented Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating Information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities. On February 4, 2014, Advantage entered into an agreement to sell its remaining 21,150,010 common shares of Longview at a price of $4.45 per share. The offering closed on February 28, 2014 and Advantage received net proceeds of $90.0 million, all of which were used to reduce existing bank indebtedness. Concurrent with closing, Advantage ceased to consolidate Longview.

A Technical Services Agreement (“TSA”) existed between Advantage and Longview whereby Advantage provided the necessary personnel and technical services to manage Longview's business and Longview reimbursed Advantage on a monthly basis for its share of administrative charges based on respective levels of production. The officers of Longview provided services to Longview under the TSA but remained employees of Advantage. On February 1, 2014, Advantage and Longview terminated the TSA and Advantage has no future obligations to Longview for the provision of personnel and services. Appropriate staffing and systems are now in place to enable both organizations to run independently following termination of the TSA.

Non-core Asset Sales

The Advantage legal entity has systematically disposed of substantially all non-core assets since the third quarter of 2012 to focus on continued development of Advantage's core Glacier Montney natural gas asset. In accordance with the requirements of IFRS, Advantage ceased recognizing depreciation on property, plant and equipment effective when classified as held for sale. The carrying amounts of exploration and evaluation assets, property, plant and equipment, decommissioning liabilities and derivative liabilities associated with assets held for sale were presented separately on the statement of financial position and reflected at the lesser of fair value less costs to sell and carrying amount. Net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. The disposition transactions have had a pervasive impact on the financial and operating results and financial position of the Advantage legal entity such that historical financial and operating performance may not be indicative of actual future performance.

Advantage is now a pure play company focused on our signature Glacier Montney property. At December 31, 2013, Advantage’s other assets included investments in Questfire Energy Corp. (“Questfire”) including a $32.6 million Convertible Senior Secured Debenture (the “Questfire Debenture”) and 1.5 million Class B Shares of Questfire (the “Class B Shares”), which were received as partial consideration for certain asset dispositions.

On March 26, 2014, Advantage entered an agreement for Questfire to repurchase the Questfire Debenture at an aggregate purchase price of $13.6 million. Questfire also agreed that it would make an offer to purchase by way of issuer bid, all of the Class B Shares at a purchase price of $2.60 per share. Advantage expects to receive total proceeds of $17.5 million on the disposition of its investments in Questfire.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe or mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2013	2012	% change	2013	2012	% change
Cash provided by operating activities	$57,355	$43,675	31%	$165,017	$106,956	54%
Expenditures on decommissioning liability	1,533	252	508%	5,158	2,395	115%
Changes in non-cash working capital	(16,818)	(7,152)	135%	(4,052)	14,864	(127)%
Finance expense (1)	(4,508)	(4,246)	6%	(17,618)	(16,749)	5%
Funds from operations	$37,562	$32,529	15%	$148,505	$107,466	38%

(1) Finance expense excludes non-cash accretion expense.

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Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended			Year ended
	December 31, 2013			December 31, 2013
	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Production
Natural gas (mcf/d)	108,260	6,503	114,763	113,947	7,232	121,179
Crude oil (bbls/d)	63	4,226	4,289	249	4,226	4,475
NGLs (bbls/d)	16	506	522	258	522	780
Total (boe/d)	18,122	5,816	23,938	19,498	5,953	25,452
Natural gas (%)	100%	18%	80%	98%	20%	79%
Crude oil (%)	-%	73%	18%	1%	71%	18%
NGLs (%)	-%	9%	2%	1%	9%	3%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$3.21	$3.81	$3.25	$3.03	$3.35	$3.05
Including hedging	$3.39	$3.81	$3.41	$3.10	$3.35	$3.11

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$77.79	$79.15	$79.13	$84.23	$84.70	$84.67
Including hedging	$77.79	$74.09	$74.15	$84.40	$80.30	$80.52
Realized NGLs prices
Excluding hedging	$73.87	$56.66	$57.19	$67.89	$53.34	$58.15
Realized crude oil and NGLs prices
Excluding hedging	$77.01	$76.74	$76.75	$75.92	$81.25	$80.74
Including hedging	$77.01	$72.23	$72.31	$76.01	$77.33	$77.21

Cash netbacks ($/boe)
Petroleum and natural gas sales	$19.52	$66.70	$30.98	$19.68	$68.87	$31.19
Royalties	(0.91)	(11.97)	(3.60)	(1.06)	(12.10)	(3.64)
Realized gain (loss) on derivatives	1.05	(3.67)	(0.09)	0.40	(3.12)	(0.42)
Operating expense	(1.66)	(21.56)	(6.50)	(2.88)	(21.08)	(7.14)
Operating income	18.00	29.50	20.79	16.14	32.57	19.99
General and administrative expense (1)	(2.36)	(1.33)	(2.11)	(2.70)	(1.25)	(2.36)
Finance expense (2)	(1.90)	(2.49)	(2.04)	(1.70)	(2.54)	(1.89)
Other income (3)	0.56	-	0.41	0.24	0.30	0.26
Cash netbacks	$14.30	$25.68	$17.05	$11.98	$29.08	$16.00

(1)	General and administrative expense excludes non-cash G&A.
(2)	Finance expense excludes non-cash accretion expense.
(3)	Other income excludes non-cash other income.

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	Three months ended			Year ended
	December 31, 2013			December 31, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Sales including realized hedging
Natural gas sales	$31,984	$2,280	$34,264	$126,038	$8,840	$134,878
Realized hedging gains	1,758	-	1,758	2,837	-	2,837
Natural gas sales including hedging	33,742	2,280	36,022	128,875	8,840	137,715
Crude oil and NGLs sales	562	33,407	33,969	14,052	140,812	154,864
Realized hedging gains (losses)	-	(1,966)	(1,966)	16	(6,789)	(6,773)
Crude oil and NGLs sales including hedging	562	31,441	32,003	14,068	134,023	148,091
Total	$34,304	$33,721	$68,025	$142,943	$142,863	$285,806
per boe	$20.57	$63.03	$30.89	$20.08	$65.75	$30.77

Royalties	$1,523	$6,405	$7,928	$7,534	$26,297	$33,831
per boe	$0.91	$11.97	$3.60	$1.06	$12.10	$3.64
Royalty Rate (percentage of petroluem and natural gas sales)	4.7%	17.9%	11.6%	5.4%	17.6%	11.7%

Operating expense	$2,772	$11,533	$14,305	$20,515	$45,799	$66,314
per boe	$1.66	$21.56	$6.50	$2.88	$21.08	$7.14

General and administrative expense (1)	$3,932	$709	$4,641	$19,246	$2,706	$21,952
per boe	$2.36	$1.33	$2.11	$2.70	$1.25	$2.36

Interest on bank indebtedness	$2,087	$1,334	$3,421	$7,784	$5,521	$13,305
per boe	$1.25	$2.49	$1.55	$1.09	$2.54	$1.43

Interest on convertible debentures	$1,087	$-	$1,087	$4,313	$-	$4,313
per boe	$0.65	$-	$0.49	$0.61	$-	$0.46

Other income (2)	$919	$-	$919	$1,759	$655	$2,414
per boe	$0.56	$-	$0.41	$0.24	$0.30	$0.26
Funds from operations	$23,822	$13,740	$37,562	$85,310	$63,195	$148,505
per boe	$14.30	$25.68	$17.05	$11.98	$29.08	$16.00
per share (3) (4)	$0.14	$0.29	$0.18	$0.51	$1.35	$0.68

Dividends from Longview (declared by Longview)	$2,961	$(6,570)	$(3,609)	$12,479	$(27,670)	$(15,191)

Expenditures on property, plant and equipment	$69,470	$10,674	$80,144	$148,539	$40,502	$189,041
Expenditures on exploration and evaluation assets	42	146	188	6,831	146	6,977
Total capital spending	$69,512	$10,820	$80,332	$155,370	$40,648	$196,018

Debt and working capital
Bank indebtedness				$153,697	$117,642	$271,339
Convertible debentures				$86,250	$-	$86,250
Working capital deficit				$49,034	$9,486	$58,520

(1)	General and administrative expense excludes non-cash G&A.
(2)	Other income excludes non-cash other income.
(3)	Based on basic weighted average shares outstanding applicable to each legal entity.
(4)	Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

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Overview

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Cash provided by operating activities ($000)	$57,355	$43,675	31%	$165,017	$106,956	54%
Funds from operations ($000)	$37,562	$32,529	15%	$148,505	$107,466	38%
per share (1)	$0.18	$0.14	29%	$0.68	$0.47	45%
per boe	$17.05	$13.05	31%	$16.00	$10.53	52%

(1)	Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

For the three months ended December 31, 2013, Advantage realized an increase of 15% in funds from operations to $37.6 million and an increase of 31% in cash netbacks to $17.05 per boe, as compared to the fourth quarter of 2012. For the year ended December 31, 2013, Advantage realized an increase of 38% in funds from operations to $148.5 million and an increase of 52% in cash netbacks to $16.00 per boe, as compared to 2012. The increased funds from operations and cash netbacks have been primarily attributable to significantly improved commodity prices and partially offset by lower production due to non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 9% for the three months and 41% for the year ended December 31, 2013, as compared to the same periods of 2012. Realized crude oil and NGLs prices, excluding hedging, increased 8% for the three months and 9% for the year ended December 31, 2013 when compared to 2012. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). Average daily production during the three months and year ended December 31, 2013 decreased as compared to the same periods of 2012 primarily attributable to significant non-core property dispositions, which was finalized on April 30, 2013, to create a pure play company focused on our signature Glacier Montney property. As a result of our continued focus at Glacier, Advantage has achieved an industry leading cost structure comprised of low royalty rates and operating expense with continued general and administrative cost reductions. The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

As a result of asset dispositions, disposition of our ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Petroleum and Natural Gas Sales and Hedging

	Three months ended			Year ended
	December 31			December 31
($000)	2013	2012	% change	2013	2012	% change
Natural gas sales	$34,264	$34,310	-%	$134,878	$104,045	30%
Realized hedging gains (losses)	1,758	(2,619)	(167)%	2,837	(2,382)	(219)%
Natural gas sales including hedging	36,022	31,691	14%	137,715	101,663	35%
Crude oil and NGLs sales	33,969	40,122	(15)%	154,864	164,860	(6)%
Realized hedging gains (losses)	(1,966)	1,131	(274)%	(6,773)	1,412	(580)%
Crude oil and NGLs sales including hedging	32,003	41,253	(22)%	148,091	166,272	(11)%
Total (1)	$68,025	$72,944	(7)%	$285,806	$267,935	7%

(1) Total excludes unrealized derivative gains and losses.

Total sales excluding hedging during the fourth quarter of 2013 was $68.2 million, a decrease of $6.2 million or 8% when compared to the same period of 2012 attributable to lower production due to non-core asset dispositions, partially offset by increased commodity prices. However, for the year ended December 31, 2013, total sales excluding hedging was $289.7 million, an increase of $20.8 million or 8% when compared to the same period of 2012 as increased commodity prices more than offset lower production from non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 9% for the three months and 41% for the year ended December 31, 2013, as compared to the same periods of 2012. Realized crude oil and NGLs prices, excluding hedging, increased 8% for the three months and 9% for the year ended December 31, 2013 when compared to 2012.

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The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. As such, the Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales. Management has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). For the three months and year ended December 31, 2013, we recognized net realized derivative losses on settled derivative contracts as a result of higher crude oil prices, partially offset by realized derivative gains attributed from lower natural gas prices, as compared to our average hedge prices.

Production

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Natural gas (mcf/d)	114,763	125,455	(9)%	121,179	131,007	(8)%
Crude oil (bbls/d)	4,289	4,883	(12)%	4,475	4,799	(7)%
NGLs (bbls/d)	522	1,265	(59)%	780	1,283	(39)%
Total (boe/d)	23,938	27,057	(12)%	25,452	27,917	(9)%
Natural gas (%)	80%	77%		79%	78%
Crude oil (%)	18%	18%		18%	17%
NGLs (%)	2%	5%		3%	5%

Average daily production during the three months and year ended December 31, 2013 decreased as compared to the same periods of 2012 primarily attributable to significant non-core property dispositions by Advantage.

Advantage’s stand-alone production averaged 108.7 mmcfe/d for the fourth quarter of 2013, as compared to 124.5 mmcfe/d for the fourth quarter of 2012 due to several significant non-core gas weighted property dispositions from the third quarter of 2012 through to the second quarter of 2013 (exceeding 6,000 boe/d) to create a pure play company focused on our signature Glacier Montney property. Average daily production in 2013 from Glacier was 105 mmcfe/d, an increase of 14% from the prior year due to continued strong well performance and development. In early March 2014 Glacier production reached the 135 mmcfe/d Phase VI target approximately one month ahead of schedule. Nine new wells from Advantage’s Glacier Phase VI program were brought on production to initially ramp production to 135 mmcfe/d with the remaining 13 new wells from our Phase VI program expected to provide sufficient production inventory to maintain production at 135 mmcfe/d through to the end of 2014.

At Longview, daily production averaged 5,816 boe/d for the fourth quarter of 2013 with 82% from crude oil and NGLs, an 8% decrease from the 6,308 boe/d realized during the fourth quarter of 2012. The majority of production declines related to natural gas which fell by 24% compared to the fourth quarter of 2012 while higher value crude oil production remained comparable to the same period of the prior year. On a year to date basis, total production averaged 5,953 boe/d versus 6,235 boe/d in 2012. The decrease in total production occurred as natural gas and NGL volumes declined by 19% and 9%, respectively, due to normal production declines, more than offsetting the 1% increase in crude oil production.

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Commodity Prices and Marketing

Natural Gas

	Three months ended			Year ended
	December 31			December 31
($/mcf, except where indicated)	2013	2012	% change	2013	2012	% change
Realized natural gas prices
Excluding hedging	$3.25	$2.97	9%	$3.05	$2.17	41%
Including hedging	$3.41	$2.75	24%	$3.11	$2.12	47%
AECO daily index	$3.52	$3.22	9%	$3.18	$2.40	32%
NYMEX ($US/mmbtu)	$3.63	$3.36	8%	$3.67	$2.80	31%

Realized natural gas prices, excluding hedging, have increased significantly as compared to 2012 corresponding to increases in AECO prices. Natural gas prices declined dramatically throughout 2012 due to decreased demand caused by the mild 2011/2012 winter and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays, that resulted in historic high inventory levels. Massive switching by electrical utilities from coal to natural gas during the 2012 summer combined with the 2012/2013 prolonged winter reduced the inventory levels to a more balanced market and a significant improvement in pricing during 2013.

Advantage’s realized natural gas prices include deductions for unutilized sales gas pipeline fees associated with TransCanada pipeline firm service commitments of approximately 125 mmcf/d at Glacier for calendar 2013. We incur charges of approximately $0.25/mcf on these service commitments and since Glacier production has averaged less than the commitments, the unutilized firm service costs reduced our realized natural gas prices in comparison to AECO prices. Advantage has been successful is partially mitigating such transportation commitments by assignment to third parties resulting in less unutilized firm service and lower deductions for 2013 as compared to 2012.

Crude Oil and NGLs

	Three months ended			Year ended
	December 31			December 31
($/bbl, except where indicated)	2013	2012	% change	2013	2012	% change
Realized crude oil prices
Excluding hedging	$79.13	$75.78	4%	$84.67	$78.88	7%
Including hedging	$74.15	$78.30	(5)%	$80.52	$79.68	1%
Realized NGLs prices
Excluding hedging	$57.19	$52.28	9%	$58.15	$55.99	4%
Realized crude oil and NGLs prices
Excluding hedging	$76.75	$70.94	8%	$80.74	$74.05	9%
Including hedging	$72.31	$72.94	(1)%	$77.21	$74.69	3%
WTI ($US/bbl)	$97.50	$88.20	11%	$98.00	$94.19	4%
$US/$Canadian exchange rate	$0.95	$1.01	(6)%	$0.97	$1.00	(3)%
Edmonton Light ($/bbl)	$86.88	$84.55	3%	$93.43	$86.73	8%
WTI/Edmonton Light Differential ($/bbl)	$(15.75)	$(2.78)	467%	$(7.60)	$(7.46)	2%

Realized crude oil and NGLs prices, excluding hedging, have increased as compared to 2012 due to modestly stronger Canadian realized pricing. The West Texas Intermediate benchmark price (“WTI”) fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in Canadian crude oil differentials between WTI and Canadian realized pricing, the $US/$Canadian exchange rate, and quality and transportation adjustments. Although differentials continue to remain volatile, the WTI/Edmonton Light differential during the year ended December 31, 2013 approximated that for the same period of 2012.

Advantage Oil & Gas Ltd. - 9

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also separately limit the utilization of derivative contracts for each of Advantage and Longview. Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production over the first three years and 50% over the fourth year. Longview is allowed to hedge up to 60% of total estimated crude oil and natural gas production over the first two years and 50% over the third year.

Advantage has entered into a number of natural gas hedges in support of our Glacier multi-year development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016. Our current hedging positions are summarized as follows:

		Forecast Production
	Average	Hedged	Average Price
Period	Production Hedged	(net of royalties)	AECO ($Cdn.)
Q1 2014 to Q4 2014	60.2 mmcf/d	48%	$3.81/mcf
Q1 2015 to Q4 2015	75.8 mmcf/d	51%	$3.90/mcf
Q1 2016	52.1 mmcf/d	31%	$3.88/mcf

Longview has entered into a number of crude oil hedges to reduce the volatility of sales to provide a measure of stability to their funds from operations that will fund capital expenditures and dividend payments. Longview’s current hedging positions are summarized as follows:

	Average	Average Price
Period	Production Hedged	WTI ($Cdn.)
Q1 2014 to Q4 2014	2,000 bbls/d	$94.84/bbl

A summary of realized and unrealized hedging gains and losses for the years ended December 31, 2013 and 2012 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2013	2012	% change	2013	2012	% change
Realized gains (losses) on derivatives
Natural gas	$1,758	$(2,619)	(167)%	$2,837	$(2,382)	(219)%
Crude oil	(1,966)	1,131	(274)%	(6,773)	1,412	(580)%
Total realized losses on derivatives	(208)	(1,488)	(86)%	(3,936)	(970)	306%
Unrealized gains (losses) on derivatives
Natural gas	(11,472)	4,058	(383)%	(6,043)	2,142	(382)%
Crude oil	1,133	(1,777)	(164)%	(4,769)	1,686	(383)%
Total unrealized gains (losses) on derivatives	(10,339)	2,281	(553)%	(10,812)	3,828	(382)%
Total gains (losses) on derivatives	$(10,547)	$793	(1,430)%	$(14,748)	$2,858	(616)%

Advantage Oil & Gas Ltd. - 10

For the three months and year ended December 31, 2013, we recognized net realized derivative losses on settled derivative contracts as a result of higher crude oil prices, partially offset by realized derivative gains attributed from lower natural gas prices, as compared to our average hedge prices. As at December 31, 2013, the fair value of the derivative contracts outstanding and to be settled was a net liability of approximately $7.0 million, a change of $8.1 million from the $1.1 million net asset at December 31, 2012 due to generally stronger commodity prices. For the year ended December 31, 2013, this $8.1 million loss due to the change in the fair value of the derivative contracts was recognized in income as an unrealized derivative loss (December 31, 2012 – $3.8 million unrealized derivative gain) together with the recognition of a $2.7 million unrealized derivative loss associated with the net liability of derivative contracts outstanding that were subsequently assigned to Questfire upon disposition of corresponding assets. The valuation of the derivatives is the estimated fair value to settle the contracts as at December 31, 2013 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle from January 1, 2014 to March 31, 2016 corresponding to when the Corporation will recognize sales from production.

Royalties

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Royalties ($000)	$7,928	$7,915	-%	$33,831	$34,126	(1)%
per boe	$3.60	$3.18	13%	$3.64	$3.34	9%
Royalty Rate (percentage of petroleum and natural gas sales)	11.6%	10.6%	1.0%	11.7%	12.7%	(1.0)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Royalties for the three months and year ended December 31, 2013 are generally comparable to the same periods of 2012 whereby reduced royalties from disposed non-core properties that generally attracted higher royalty rates were offset by additional royalties attributed from stronger commodity prices. On a stand-alone basis, the royalty rate realized by each of Advantage and Longview for the current quarter was 4.7% and 17.9%, respectively. Advantage’s royalty rates are predominately based on our significant natural gas development at Glacier where the royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. As production from Glacier has become a larger proportion of total production, we have experienced a continual reduction in our realized royalty rate.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Operating expense ($000)	$14,305	$22,196	(36)%	$66,314	$89,229	(26)%
per boe	$6.50	$8.92	(27)%	$7.14	$8.73	(18)%

Operating expense for the three months and year ended December 31, 2013 decreased as compared to the same periods of 2012 attributable to significant non-core property dispositions.

Operating expense per boe realized by Advantage on a stand-alone basis for the fourth quarter of 2013 was $1.66/boe ($0.28/mcfe), compared to $5.23/boe ($0.87/mcfe) for the fourth quarter of 2012. Advantage operating costs have decreased with disposition of higher cost non-core assets from the third quarter of 2012 through to the second quarter of 2013. In the first quarter of 2014, Advantage estimates operating expenses at Glacier are $0.27/mcfe due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant.

Advantage Oil & Gas Ltd. - 11

At Longview, total operating expenses for the three months and year ended December 31, 2013 were comparable to the same periods of 2012. Although total operating costs have remained relatively stable, operating costs per boe for the year ended December 31, 2013 increased by 4% to $21.08/boe, due to the variation of production during these periods. Additionally, to help stabilize fluctuating power costs, Longview has fixed the price of 0.8 MW at $55.41/MWh for the period from January 2013 to December 2014.

General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
General and administrative expense
Cash expense ($000)	$4,641	$6,067	(24)%	$21,952	$20,960	5%
per boe	$2.11	$2.44	(14)%	$2.36	$2.05	15%
Non-cash expense ($000)	$677	$2,423	(72)%	$5,456	$7,220	(24)%
per boe	$0.31	$0.97	(68)%	$0.59	$0.71	(17)%
Total general and administrative expense ($000)	$5,318	$8,490	(37)%	$27,408	$28,180	(3)%
per boe	$2.42	$3.41	(29)%	$2.95	$2.76	7%
Employees at December 31				80	121	(34)%

Cash general and administrative (“G&A”) expense decreased for the three months ended December 31, 2013 as Advantage began to realize cost efficiencies associated with the non-core asset dispositions which was finalized on April 30, 2013. Cash G&A increased slightly for the year ended December 31, 2013 compared to 2012 due to one-time costs including retention and staff rationalization associated with the asset dispositions and costs incurred during Advantage’s strategic alternatives review process that commenced in early 2013 and was concluded on February 4, 2014. On February 1, 2014, Advantage and Longview terminated the TSA and Advantage has no future obligations to Longview for the provision of personnel and services. Appropriate staffing and systems are now in place to enable both organizations to run independently following termination of the TSA. As a result, Advantage currently has 25 full time employees and expects to incur significantly lower cash G&A that will continue to decrease through 2014 to approximately $1.20/boe ($0.20/mcfe).

Non-cash G&A expense is comprised of share based compensation. Advantage had a restricted share performance incentive plan that expired during the third quarter of 2012 and no Advantage restricted shares were granted during 2012. On September 13, 2012, shareholders of Advantage approved a new stock option plan, to continue providing for long term equity based compensation for service providers. Stock options are granted subject to Board of Directors approval and on vesting can be exercised at the option of the service providers in exchange for common shares. Compensation cost related to share based compensation is recognized as non-cash G&A expense over the vesting period based on the determination of fair value on grant date, the estimated number of restricted shares or stock options to vest, and certain management estimates. The fair value of share based compensation is the estimated fair value on grant date calculated utilizing option pricing models, including estimates, assumptions and available market data. As such, the fair value determined on grant date and recognized as expense over the vesting period is not cash and the actual gains or losses realized on eventual vesting and exercise can vary materially from the fair value.

For the year ended December 31, 2013, 2.0 million stock options expired unexercised, 2.0 million stock options were exercised for cash consideration of approximately $40,000, and 3.8 million new stock options were granted. Advantage stand-alone recognized $5.2 million of compensation cost as non-cash G&A expense related to the amortization of the fair value of stock options granted over the vesting period.

Longview non-cash G&A expense is comprised of restricted shares and for the year ended December 31, 2013, no restricted shares were granted and $0.3 million of compensation cost was recognized as non-cash G&A expense.

Advantage Oil & Gas Ltd. - 12

Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Depreciation expense ($000)	$27,882	$26,453	5%	$111,188	$132,175	(16)%
per boe	$12.66	$10.63	19%	$11.97	$12.94	(7)%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For the year ended December 31, 2013, depreciation expense has decreased compared to 2012 due to the reduced rate of depreciation per boe and lower production attributable to significant non-core property dispositions. The rate of depreciation per boe has decreased as Advantage ceased depreciation of assets held for sale in accordance with the requirements of IFRS (refer to the section “Non-core Asset Sales”).

Impairment of Assets Held for Sale

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Impairment of assets held for sale ($000)	$-	$73,000	(100)%	$-	$73,000	(100)%

The carrying amounts of exploration and evaluation assets, property, plant and equipment and decommissioning liabilities associated with the Advantage assets held for sale were presented separately on the statement of financial position at December 31, 2012 and reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million during the year ended December 31, 2012. The sale of these assets has been completed (refer to the section “Non-core Asset Sales”).

Impairment of Oil and Gas Properties

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Impairment of oil and gas properties ($000)	$-	$31,865	(100)%	$-	$31,865	(100)%

As at December 31, 2012, Longview determined that the reduction in crude oil prices recognized within their year-end independent reserves evaluation was an indicator of impairment. As a result, they completed an impairment assessment and calculated an estimated recoverable amount for their CGUs, primarily based upon the net present value after tax of their year-end proved plus probable reserves discounted at 10% and adjusted for a number of other estimates and assumptions. Based upon these calculations, Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. The decrease in Alberta reserves was more than offset by increased reserves from Saskatchewan CGUs resulting in a total increase in Longview reserves for the year ended December 31, 2012. No impairment losses were recognized for any other CGUs. An impairment loss is reversed if there is subsequently an objective change in the estimates used to determine the recoverable amount.

Exploration and Evaluation Expense

	Three months ended			Year ended
	December 31			December 31
($000)	2013	2012	% change	2013	2012	% change
Exploration and evaluation expense	$59	$41	44%	$195	$181	8%

Exploration and evaluation expense represents exploration and evaluation costs related to undeveloped land that expired during the periods.

Advantage Oil & Gas Ltd. - 13

Interest on Bank Indebtedness

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Interest on bank indebtedness ($000)	$3,421	$3,159	8%	$13,305	$12,436	7%
per boe	$1.55	$1.27	22%	$1.43	$1.22	17%
Average effective interest rate	5.1%	4.5%	0.6%	5.0%	4.9%	0.1%

Interest on bank indebtedness for 2013 has been slightly higher as compared to 2012 with a modest increase in effective interest rates and average bank indebtedness. Our consolidated bank indebtedness outstanding at the end of December 31, 2013 was $271.3 million, a decrease of $1.2 million from December 31, 2012, consisting of $153.7 million and $117.6 million for each of the legal entities Advantage and Longview, respectively. The Corporation’s interest rates have increased due to the moderately higher debt to cash flow ratio as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Interest on convertible
debentures ($000)	$1,087	$1,087	-%	$4,313	$4,313	-%
per boe	$0.49	$0.44	11%	$0.46	$0.42	10%
Accretion on convertible
debentures ($000)	$843	$808	4%	$3,346	$3,218	4%
per boe	$0.38	$0.32	19%	$0.36	$0.31	16%

Interest and accretion on convertible debentures for 2013 are comparable to 2012 as there have been no changes in our convertible debentures outstanding. We have $86.2 million of 5% convertible debentures outstanding that are due to mature January 30, 2015.

Accretion on Decommissioning Liability

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change
Accretion on decommissioning
liability ($000)	$840	$1,613	(48)%	$5,169	$6,300	(18)%
per boe	$0.38	$0.65	(42)%	$0.56	$0.62	(10)%

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 3.20% of the liability. The decommissioning liability has decreased significantly during 2013 primarily due to $125.0 million derecognized attributable to non-core property dispositions and a $37.9 million decrease in the net present value of the decommissioning liability due to an increase in the risk-free rate.

Advantage Oil & Gas Ltd. - 14

Other Income (Expense)

	Three months ended			Year ended
	December 31			December 31
($000)	2013	2012	% change	2013	2012	% change
Gain (loss) on sale of assets held for sale	$505	$5,476	(91)%	$(6,354)	$-	100%
Gain (loss) on sale of property, plant and equipment	(1,800)	-	100%	(1,800)	16,964	(111)%
Interest income - Questfire Debenture	492	-	100%	1,312	-	100%
Accretion income - Questfire Debenture	569	-	100%	1,516	-	100%
Unrealized loss - Questfire Class B Shares	(750)	-	100%	(900)	-	100%
Miscellaneous income	427	9	4,644%	1,102	595	85%
	$(557)	$5,485	(110)%	$(5,124)	$17,559	(129)%

On April 30, 2013, Advantage closed a disposition transaction with Questfire and consideration consisted of $40.2 million of cash, the Questfire Debenture with a face value of $32.6 million and 1.5 million Class B Shares of Questfire. As a result, Advantage has recognized a $6.4 million loss on disposition as the fair value assigned to the consideration received was less than the carrying value of the assets held for sale. Advantage recognized $1.3 million of interest income earned at a 6% interest rate on the Questfire Debenture. The fair value of the Questfire Debenture was based on a discounted cash flow model at a discount rate of 18% such that the fair value assigned of $25.4 million was less than the face value. Advantage records accretion income each reporting period to increase the carrying value to the fair value by the maturity date and therefore recognized $1.5 million of accretion income. The Class B Shares are recognized at fair value based on quoted trading prices and we recognized an unrealized loss of $0.9 million associated with a decrease in the fair value since acquired.

During the fourth quarter of 2013, Longview disposed of a non-core property and recognized a loss of $1.8 million as the consideration received was less than the carrying value of the assets.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2013, the Corporation recognized a deferred income tax expense of $2.2 million as a result of the $4.8 million net income before taxes and non-controlling interest. As at December 31, 2013, the Corporation had a deferred income tax asset balance of $39.1 million and a deferred income tax liability balance of $3.0 million.

	Estimated Tax Pools
	December 31, 2013
	($ millions)
	Advantage	Longview	Consolidated
Canadian Development Expenses	$140	$50	$190
Canadian Exploration Expenses	66	-	66
Canadian Oil and Gas Property Expenses	-	295	295
Non-capital losses	752	108	860
Undepreciated Capital Cost	161	62	223
Other	21	4	25
	$1,140	$519	$1,659

Advantage Oil & Gas Ltd. - 15

Net Income Attributable to Non-Controlling Interest

At December 31, 2013, Advantage had a 45.1% ownership interest in Longview with the remaining 54.9% held by outside interests or non-controlling interests. As Advantage held the single largest ownership interest of Longview and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. Accordingly, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income or loss attributable to the Advantage shareholders, it is necessary to deduct or add that portion of the net income or loss related to Longview that is consolidated within Advantage’s financial results but is attributable to the non-controlling interests. Therefore, for the year ended December 31, 2013, Advantage recognized a $6.0 million decrease to net income related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests (December 31, 2012 – $8.0 million increase to net income related to Longview’s net loss consolidated within Advantage’s financial results).

On February 4, 2014, Advantage entered into an agreement to sell its remaining 21,150,010 common shares of Longview at a price of $4.45 per share. The offering closed on February 28, 2014 and Advantage received net proceeds of $90.0 million, all of which were used to reduce existing bank indebtedness. Concurrent with closing, Advantage ceased to consolidate Longview. As a result, historical consolidated financial and operating performance may not be indicative of actual future performance.

Net Loss and Comprehensive Loss

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% change	2013	2012	% change

Net loss and comprehensive loss ($000)	$(5,403)	$(60,218)	(91)%	$(3,382)	$(89,125)	(96)%
per share - basic and diluted	$(0.03)	$(0.36)	(91)%	$(0.02)	$(0.53)	(96)%

Advantage’s realized net loss for the year ended December 31, 2013, decreased $85.7 million as compared to the same period of 2012. This improvement was primarily due to significantly higher funds from operations, less depreciation expense and no impairment losses, partially offset by losses recognized on non-core asset dispositions. Funds from operations have improved considerably during 2013 due to increases in commodity prices and continued lower royalties and operating costs. Depreciation expense has decreased due to the significant non-core gas weighted property dispositions that closed during the year. However, Advantage also recognized an $8.2 million loss on the property dispositions as the fair value assigned to the consideration received was less than the carrying value of the assets. Advantage did not recognize any impairment losses during 2013, while in 2012 both Advantage and Longview recognized impairments that totaled $104.9 million.

Advantage Oil & Gas Ltd. - 16

Cash Netbacks

	Three months ended				Year ended
	December 31				December 31
	2013		2012		2013		2012
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$68,233	$30.98	$74,432	$29.90	$289,742	$31.19	$268,905	$26.32
Royalties	(7,928)	(3.60)	(7,915)	(3.18)	(33,831)	(3.64)	(34,126)	(3.34)
Realized loss on derivatives	(208)	(0.09)	(1,488)	(0.60)	(3,936)	(0.42)	(970)	(0.09)
Operating expense	(14,305)	(6.50)	(22,196)	(8.92)	(66,314)	(7.14)	(89,229)	(8.73)
Operating income	45,792	20.79	42,833	17.20	185,661	19.99	144,580	14.16
General and administrative (1)	(4,641)	(2.11)	(6,067)	(2.44)	(21,952)	(2.36)	(20,960)	(2.05)
Finance expense (2)	(4,508)	(2.04)	(4,246)	(1.71)	(17,618)	(1.89)	(16,749)	(1.64)
Other income (3)	919	0.41	9	-	2,414	0.26	595	0.06
Funds from operations and cash netbacks	$37,562	$17.05	$32,529	$13.05	$148,505	$16.00	$107,466	$10.53

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

(3) Other income excludes non-cash other income.

For the three months ended December 31, 2013, Advantage realized an increase of 15% in funds from operations to $37.6 million and an increase of 31% in cash netbacks to $17.05 per boe, as compared to the fourth quarter of 2012. For the year ended December 31, 2013, Advantage realized an increase of 38% in funds from operations to $148.5 million and an increase of 52% in cash netbacks to $16.00 per boe, as compared to 2012. The increased funds from operations and cash netbacks have been primarily attributable to significantly improved commodity prices and partially offset by lower production due to non-core asset dispositions. Realized natural gas prices, excluding hedging, increased 9% for the three months and 41% for the year ended December 31, 2013, as compared to the same periods of 2012.

Advantage Oil & Gas Ltd. - 17

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2014	2015
Building leases		$1 ..5	$1.5	$-
Pipeline/transportation		13.1	11.8	1.3
Bank indebtedness (1)	- principal	272.5	-	272.5
	- interest	20.1	13.6	6.5
Convertible debentures (2)	- principal	86.2	-	86.2
	- interest	6.4	4.3	2.1
Total contractual obligations		$399.8	$31.2	$368.6

(1)	As at December 31, 2013, the Corporation’s bank indebtedness was governed by credit facility agreements for each of Advantage and Longview with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in June 2014. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review. On disposition of Advantage’s investment in Longview on February 28, 2014, there is only one credit facility agreement remaining for Advantage (refer to the section “Consolidation of Longview Oil Corp”).
(2)	As at December 31, 2013, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

	December 31, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$153,697	$117,642	$271,339
Working capital deficit (1)	49,034	9,486	58,520
Net debt	202,731	127,128	329,859
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$288,981	$127,128	$416,109
Shares outstanding	168,382,838	46,928,094
Shares closing market price ($/share)	$4.61	$4.81
Market capitalization (2)	$776,245	$225,724

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its investments. The capital structure is reviewed by Management and the Board on an ongoing basis.

Advantage Oil & Gas Ltd. - 18

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due. In order to strengthen our financial position and balance our cash flows, Advantage has systematically disposed of substantially all non-core assets including its investment in the common shares of Longview. The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. Advantage is now a pure play company focused on our signature Glacier Montney property. We will continue to be very cognizant of improving our financial flexibility in the current environment.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance acquisitions and development activities.

As at December 31, 2013, Advantage had 168.4 million common shares outstanding and there were no changes in share capital during the year ended December 31, 2013. As at March 27, 2014, Advantage had 169.1 million common shares outstanding.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at December 31, 2013 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2012 - $86.2 million outstanding and convertible to 10.0 million common shares). Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2013, Advantage had consolidated bank indebtedness outstanding of $271.3 million consisting of $153.7 million and $117.6 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has decreased $1.2 million since December 31, 2012. On October 24, 2013, Advantage announced an increase in the credit facility borrowing base from $230 million to $300 million which combined with Longview’s existing $200 million borrowing base resulted in a consolidated borrowing base of $500 million as at December 31, 2013 (the “Credit Facilities”). Advantage’s credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur in June 2014. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time. On disposition of Advantage’s investment in Longview on February 28, 2014, Advantage received net proceeds of $90.0 million that was used to reduce existing bank indebtedness, and there is only one credit facility agreement remaining for Advantage (refer to the section “Consolidation of Longview Oil Corp”)

Advantage had a consolidated working capital deficiency of $58.5 million as at December 31, 2013. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our continuing capital development activities. The working capital deficit has increased as at December 31, 2013 in conjunction with commencement of our Phase VI capital development program at Glacier to increase production to 135 mmcfe/d. We do not anticipate any problems in satisfying working capital deficit and meeting future obligations as they become due as they can be satisfied with funds from operations, our available Credit Facilities, or proceeds from sale of investments.

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Non-Controlling Interest

On completion of Longview’s initial public offering on April 14, 2011, Advantage owned 29,450,010 common shares of Longview representing a 63% equity ownership with the remaining 37% equity ownership held by outside interests or non-controlling interests. On May 22, 2012, Advantage sold 8,300,000 Longview common shares to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. At December 31, 2013, Advantage owned 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage held the single largest ownership interest of Longview at December 31, 2013 and other ownership interests were comparatively dispersed, Advantage was considered to control Longview. As such, Advantage’s consolidated financial statements at December 31, 2013 include 100% of Longview’s accounts and non-controlling interest was recognized which represented Longview’s independent shareholders ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position was continually adjusted for the independent shareholders’ share of Longview’s net income or loss that was consolidated within Advantage’s financial results and reduced for dividends declared by Longview to the independent shareholders. Therefore, for the year ended December 31, 2013, Advantage recognized a $6.0 million decrease to net income related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests. This $6.0 million increased non-controlling interest on the statement of financial position with a decrease of $15.2 million related to dividends declared by Longview to the non-controlling interest ownership.

On February 4, 2014, Advantage entered into an agreement to sell its remaining 21,150,010 common shares of Longview at a price of $4.45 per share. The offering closed on February 28, 2014 and Advantage received net proceeds of $90.0 million, all of which were used to reduce existing bank indebtedness. Concurrent with closing, Advantage ceased to consolidate Longview.

Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2013	2012	2013	2012
Drilling, completions and workovers	$72,043	$40,792	$162,703	$134,630
Well equipping and facilities	7,991	6,508	26,204	39,281
Land and seismic	31	(65)	55	-
Other	79	-	79	773
Expenditures on property, plant and equipment	80,144	47,235	189,041	174,684
Expenditures on exploration and evaluation assets	188	377	6,977	377
Proceeds from property dispositions (1)	(2,457)	(2,996)	(54,855)	(13,967)
Net capital expenditures (2)	$77,875	$44,616	$141,163	$161,094

(1) Proceeds from property dispositons represents the net cash proceeds and excludes all other forms of consideration.

(2) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

The Advantage legal entity spent $148.5 million on property, plant and equipment for the year ended December 31, 2013, substantially all of which was incurred at Glacier. Advantage continues to focus on development of our Montney natural gas resource play at Glacier, Alberta where we will continue to employ a phased development approach. During the first quarter of 2013, we finished our Phase V capital program with an inventory of wells that maintained average daily production from Glacier for the 2013 year at 105 mmcfe/d, an increase of 14% from the prior year due to continued strong well performance and development. Our Phase VI Glacier capital program commenced in the third quarter of 2013 with three drilling rigs and in early March 2014 Glacier production reached the 135 mmcfe/d target approximately one month ahead of schedule. Nine new wells from Advantage’s Glacier Phase VI program were brought on production to initially ramp production to 135 mmcfe/d with the remaining 13 new wells from our Phase VI program expected to provide sufficient production inventory to maintain production at 135 mmcfe/d through to the end of 2014. Additionally, Advantage has spent $6.7 million on exploration and evaluation assets to acquire an additional 43.25 sections (27,680 acres) of 100% working interest Montney lands. These lands are located southeast of Glacier in a fairway that we believe is prospective for Middle Montney natural gas liquids. These land parcels are held under licenses which will not expire until September 2017 and can be extended for an additional five years with the drilling of two horizontal wells. These lands can also be continued indefinitely under production. Our total acreage position in the Montney has increased to 125.65 gross (120.35 net) sections.

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For the year ended December 31, 2013, Longview spent $40.6 million on property, plant and equipment and exploration and evaluation assets which included $27.0 million in Saskatchewan, $5.8 million at Sunset, $3.2 million at Nevis, and $1.7 million at Westerose, with the remaining spending for miscellaneous projects. Longview drilled a total of 18.1 net (24 gross) wells at a 95% success rate, adding production of 1,738 boe/d (89% light oil). Consistent with their business strategy, Longview developed and executed a sustainable and balanced 2013 budget that preserved a strong balance sheet and utilized funds from operations to maintain their dividend policy and fund substantially all of their capital expenditures. Longview’s 2014 capital drilling program is primarily focused on further development of their Midale and Frobisher plays within Southeast Saskatchewan where they have an extensive land base, high working interests, fee title ownership and existing infrastructure. In addition, they plan on continuing to advance their waterflood projects in Alberta through further enhancement of injection facilities in preparation for future in-fill drilling programs.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2013 and 2012 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2013	2012
Sources of funds
Funds from operations	$148,505	$107,466
Property dispositions	54,855	13,967
Change in non-cash working capital and other	14,657	-
Proceeds from Longview financing	-	71,563
Increase in bank indebtedness	-	40,268
	$218,017	$233,264
Uses of funds
Expenditures on property, plant and equipment	$189,041	$174,684
Dividends declared by Longview to non-controlling interest	15,191	13,735
Expenditures on exploration and evaluation assets	6,977	377
Expenditures on decommissioning liability	5,158	2,395
Decrease in bank indebtedness	1,650	-
Change in non-cash working capital and other	-	42,073
	$218,017	$233,264

Funds from operations have increased primarily attributable to significantly improved commodity prices and partially offset by lower production due to non-core asset dispositions. The funds from operations and $54.9 million in net cash proceeds from the non-core asset dispositions were primarily used to fund capital expenditures during the current year. Bank indebtedness was relatively unchanged during 2013 and we monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Total sales (before royalties) ($000)	$289,742	$268,905	$355,288
Net loss ($000)	$(3,382)	$(89,125)	$(152,772)
per share - basic and diluted	$(0.02)	$(0.53)	$(0.92)
Total assets ($000)	$1,765,244	$1,913,796	$1,972,789
Long term financial liabilities ($000) (1)	$353,793	$351,619	$308,574

(1) Long term financial liabilities exclude derivative liability, decommissioning liability and deferred income tax liability.

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Quarterly Performance

	2013				2012
($000, except as otherwise indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Daily production
Natural gas (mcf/d)	114,763	118,875	123,843	127,398	125,455	126,606	132,411	139,664
Crude oil and NGLs (bbls/d)	4,811	4,738	5,366	6,127	6,148	5,724	5,880	6,582
Total (boe/d)	23,938	24,551	26,007	27,360	27,057	26,825	27,949	29,859
Average prices
Natural gas ($/mcf)
Excluding hedging	$3.25	$2.47	$3.48	$3.00	$2.97	$2.07	$1.65	$2.02
Including hedging	$3.41	$2.62	$3.37	$3.05	$2.75	$2.07	$1.67	$2.02
AECO daily index	$3.52	$2.45	$3.55	$3.20	$3.22	$2.28	$1.90	$2.17
Crude oil and NGLs ($/bbl)
Excluding hedging	$76.75	$93.52	$80.35	$74.18	$70.94	$72.07	$70.97	$81.48
Including hedging	$72.31	$85.82	$78.57	$73.12	$72.94	$73.06	$71.73	$80.41
WTI ($US/bbl)	$97.50	$105.82	$94.23	$94.34	$88.20	$92.19	$93.51	$102.94
Total sales including realized hedging	$68,025	$66,091	$76,363	$75,327	$72,944	$62,615	$58,526	$73,850
Net income (loss)	$(5,403)	$(1,342)	$8,342	$(4,979)	$(60,218)	$(2,769)	$(15,579)	$(10,559)
per share - basic	$(0.03)	$(0.01)	$0.05	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)
- diluted	$(0.03)	$(0.01)	$0.05	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)
Funds from operations	$37,562	$34,475	$40,171	$36,297	$32,529	$24,703	$18,243	$31,991

The table above highlights the Corporation’s performance for the fourth quarter of 2013 and also for the preceding seven quarters. Production decreased in the second and third quarters of 2012 as a result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and prolonged spring break-up and other related weather conditions that caused lease access restrictions. Wet weather delayed our Glacier capital program that resumed in September 2012 to maintain production at between 90 and 100 mmcf/d. Production was also impacted as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. With Lookout Butte back on production in early November 2012 and the resumption of our capital programs, we experienced an improvement in our fourth quarter 2012 and first quarter 2013 production. Production decreased in the second and third quarters of 2013 as we completed our final significant non-core asset disposition on April 30, 2013.

During the third quarter of 2013, sales and funds from operations decreased due to a temporary collapse in AECO prices that impacted the entire Alberta natural gas industry attributable to a significant increase in the TransCanada interruptible tolls for the transportation of natural gas from Alberta. This situation improved in the fourth quarter of 2013 with higher AECO prices for the new natural gas contract year that began November 1, 2013.

Advantage has generally recognized net losses primary driven by weak natural gas prices, although we have also continued to achieve cost reductions and lower expenses. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of oil and gas properties. The reserve estimates are also used to assess the borrowing bases for the Corporation’s credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing bases of the Corporation.

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Management’s process of determining the provision for deferred income taxes, the provision for decommissioning liability costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries, investees and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The adoption of this standard did not result in any changes or additions to existing disclosures with respect to Questfire Energy Corp, an investee, or the Corporations interests in joint arrangements. With respect to Longview Oil Corp., a subsidiary, the Corporation has disclosed dividends paid to non-controlling interests as well as summarized information about the assets, liabilities, profit or loss and cash flows of Longview Oil Corp., in order to assist readers in understanding the interest that non-controlling interests have in the Corporation’s activities and cash flows in note 27 of the consolidated financial statements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

IAS 28 – Investments in Associates and Joint Ventures

IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. The adoption of this standard did not result in any changes or additions to existing disclosures.

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IAS 36 Impairment of Assets

In May 2013, the IASB issued an amendment to IAS 36, Impairment of Assets. The amendment removes certain disclosures of the recoverable amount of a CGU. The amendment is effective retrospectively for annual periods beginning on or after January 1, 2014. As allowed by the standard, the Corporation early adopted the amendment in the current period. No additional disclosures were required as a result of this early adoption.

Accounting Pronouncements not yet Adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 is intended to supersede IAS 39, Financial Instruments: Recognition and Measurement and will be published in three phases, of which the first phase has been published. The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting. For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk. This standard is not applicable until January 1, 2015.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DC&P as at December 31, 2013. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DC&P are effective as of the end of the year, in all material respects.

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the financial year end December 31, 2013, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2013. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

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Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 27, 2014

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